

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2018

Aaron McParlan, Esq.
General Counsel
Opera Ltd
Gjerdrums vei 19
0484 Oslo, Norway

> **Re: Opera Ltd**
> **Registration Statement on Form F-1**
> **Filed June 29, 2018**
> **File No. 333-226017**

Dear Mr. McParlan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 26, 2018 letter.

Form F-1 filed June 29, 2018

Enforceability of Civil Liabilities, page 48

1. You state that your constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between Opera, your executive officers, directors and shareholders, be subject to arbitration. However, we note language in exhibits 10.8-10.10 (Subscription Agreements) filed with this F-1 relating to arbitration. Please revise your disclosure in the registration statement to state, if true, that the arbitration provisions relate to the claims arising out of the contractual relationship created by the Subscription Agreements, rather than claims under

the United States federal securities laws and do not prevent shareholders of the company who are parties to the agreement from pursuing claims under the United States federal securities laws.

Management's Discussion and Analysis
Results of Operations, page 68

2.   You introduce the terms "high-ARPU markets" and "high-ARPU Western markets." Please define these terms and identify the countries encompassed within these markets. Further, in Note 4 (Revenue by customer location) on page F-22, please provide more context for the category of "Other," particularly given the significance of high-ARPU Western markets to overall revenue.

Business, page 85

3.   You state that your mobile browsers are among the market leaders in high growth regions such as South Asia, Southeast Asia and Africa, in terms of market share, according to StatCounter. Please identify the countries that comprise the regions of South Asia and Southeast Asia.

Notes to the Consolidated Financial Statements
Note 25 - Share-based payments, page F-43

4.   We note your response to prior comment 4. Expand your disclosures in Note 25 to incorporate more of the information included in your response. In this regard, provide clear disclosure that the RSUs awards will be replaced with awards issued by the parent company. Tell us why a factor of 0.4 is the share ratio between Opera Limited and the 500 million shares assumed and explain whether a similar ratio is being applied to participant interest. Further disclose your accounting for this transfer transaction. Refer to paragraph 28 of IFRS 2. In addition, revise footnote 5 to the summary information on page 12 to display how you calculated the RSUs outstanding while showing the impact of adjusting by the factor of 0.4 for each reporting period. This footnote should further show the number of RSUs that are dilutive and the number of RSUs that could potentially dilute basic EPS in the future.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

  You may contact Ryan Rohn, Staff Accountant, at 202-551-3739 or Stephen Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Special Counsel, at 202-551-3673 or Barbara Jacobs, Assistant Director, at 202-551-3735 with any other questions.

              Division of Corporation Finance
              Office of Information Technologies
              and Services